

April 23, 2014

Via E-mail
Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway
Suite 205
Henderson, Nevada 89052

      Re: **Blue Earth, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed March 3, 2014
               Form 8-K dated July 24, 2013
               Filed July 29, 2013
               Amendment No. 2 to Form 8-K dated August 23, 2013
               Filed April 14, 2014
               File No. 000-54669

Dear Dr. Thomas:

      We have reviewed your response dated April 11, 2014 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 51

1. Please amend your Form 10-K as necessary to reflect changes in your disclosure made in response to comments issued on your Form S-1, file no. 333-189937. For example, we note that you have not made conforming changes to your liquidity and capital resources disclosures in the amended Form 10-K that you made in your Form S-1.

Item 8. Financial Statements

Note 6. Intangible Assets, page F-13

2. We note that the disclosure added in response to prior comment 3 did not also present accumulated amortization by major intangible asset class as required by FASB ASC 350-30-50-2(a)(1). Please amend to comply.

Note 8. Fair Value of Financial Instruments, page F-14

3. Please amend to disclose, similar to your response to prior comment 4, that the warrants expired unexercised in December 2012.

Note 10. Stockholders' Equity

Stock Purchase Warrants, page F-17, and Employment Contracts, page F-22

4. Further to your response to prior comments 7 and 9, please tell us the amount you recorded as compensation expense and tell us where the amount is reflected in your financial statements. Refer to FASB ASC 718-20-35.

Note 13. Construction in Progress

Construction in Progress – Short Term, page F-21

5. We note your response to prior comment 13. Please amend to disclose the asset purchase, similar to your response.

Construction in Progress – Long Term, page F-21

6. Given the significance of these assets, please amend to disclose the nature of the assets similar to your response to prior comment 8. Further, with a view towards disclosure, please summarize the significant terms of the agreements you acquired. Based on your response, it appears that you acquired contracts to construct seven gas-to-steam generator facilities at certain meat processing plants in the U.S. and Canada. Also, revise your discussion of liquidity and capital resources in MD&A to provide disclosure similar to your response with respect to the estimated costs to complete the seven co-generation projects, the expected source of funds for the projects, the current status of each project, and the estimated timing of beginning and ending each project.

Note 17. Acquisition of Subsidiaries, page F-24

7. Further to your response to prior comment 11, please explain how you are accounting for the 10.5 million escrow shares under the IPS agreement and the earn-out shares under the MPS agreement. Cite the accounting literature you relied upon and how you applied that literature to your facts and circumstances.

8. Further to your response to prior comment 16, you told us how you valued the consideration issued in the purchase but not how you determined the acquisition-date fair value of the construction in progress acquired from IPS, the technology acquired from IP, and the battery technology acquired from MPS. Please explain the method you used to value these assets under FASB ASC 805-20-30-1.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 55

9. We could not find the amended disclosure in response to prior comment 20. Please amend to disclose the version of the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission used in your assessment. We note the reference to the 1992 version in your independent registered public accounting firm's report on page F-1.

Change in Internal Control Over Financial Reporting, page 56

10. Refer to your response to prior comment 21. Please note that you are required under Item 308(a)(3) of Regulation S-K to disclose all material weaknesses in your internal control over financial reporting identified by management. As such, management would need to perform its assessment under Exchange Act Rules 13a-15(c) and 15d-15(c) to be able to disclose all of those material weaknesses. You may not just note one material weakness and then cease performing your assessment of internal controls over financial reporting,

concluding that internal controls over financial reporting were not effective. Please confirm that you will comply in all future filings.

Form 8-K dated July 24, 2013 and filed July 29, 2013

11. Further to your response to prior comment 23, please provide us with your calculations of significance under Rule 1-02(w) in determining your filing obligations under Item 9.01 of Form 8-K.

Amendment No. 2 to Form 8-K dated August 23, 2013 filed April 14, 2013

Exhibit 99.1

12. Further to your response to prior comment 26, please provide us with your calculations of significance under Rule 1-02(w) in determining your filing obligations under Item 9.01 of Form 8-K.

You may contact Julie Sherman, Senior Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant